Exhibit 99.1

2 November 2022

Tremor International Ltd
("Tremor" or the "Company")

Tremor International Ltd. to Announce Third Quarter 2022 Financial Results on November 14, 2022

Conference call and webcast to be held November 14, 2022, at 9:00 AM ET and 2:00 PM GMT

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video, Data, and Connected TV (“CTV”) advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, will release its financial results for the third quarter and nine months ended September 30, 2022, before the U.S. market opens on Monday, November 14, 2022.

Tremor will host a webcast and conference call with Ofer Druker, Chief Executive Officer, and Sagi Niri, Chief Financial Officer, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM GMT on the same date to discuss the Company’s financial results.

Webcast and Conference Call Details:

•	Tremor International Third Quarter and Nine Months Ended September 30, 2022 Earnings Webcast and Conference Call
•	November 14, 2022, at 6:00 AM PT, 9:00 AM ET and 2:00 PM GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/oz2rb9di
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	INTERNATIONAL Participant Dial-In Number: (646) 307-1963
•	Conference ID: 7216349

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com